SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29376; File No. 812-13623]

Kohlberg Capital Corporation; Notice of Application

August 3, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

Summary of the Application: Kohlberg Capital Corporation ("Kohlberg Capital") requests an order to permit it to issue restricted shares of its common stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions, and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) ("Restricted Stock") to its directors who are not also employees or officers of Kohlberg Capital ("Non-Employee Directors") under the terms of its 2010 Amended and Restated Non-Employee Director Plan (together with any Kohlberg Capital executive compensation plan that did, does, or may in the future, exist, "Plans").

Filing Dates: The application was filed on January 20, 2009, and amended on July 9, 2009, and on July 29, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 30, 2010, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Kohlberg Capital Corporation, 295 Madison Avenue, 6th Floor, New York, NY, 10017.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Kohlberg Capital, a Delaware corporation, is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Act.[1] Kohlberg Capital provides debt and equity growth capital to privately-held middle market companies and its investment objective is to generate current income and capital appreciation from investments in senior secured term loans, mezzanine debt and selected equity investments in such companies. Kohlberg Capital may also invest in loans to larger, publicly traded companies, high-yield bonds, distressed debt securities

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

and debt and equity securities issued by collateralized debt obligation funds. As of June 30, 2010, there were 22,549,235 shares of Kohlberg Capital's common stock outstanding.

2. Kohlberg Capital currently has seven directors serving on its board of directors ("Board") of whom four are Non-Employee Directors. Currently, none of Kohlberg Capital's Non-Employee Directors is an "interested person" of Kohlberg Capital within the meaning of section 2(a)(19) of the Act, but it is possible that Kohlberg Capital may have Non-Employee Directors in the future who are interested persons of Kohlberg Capital.

3. Kohlberg Capital believes that, because the market for qualified director candidates is highly competitive, its successful performance depends on its ability to offer compensation packages to its directors that are competitive with those offered by other investment management businesses. Kohlberg Capital states that granting Restricted Stock to Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan is fair and reasonable and would be competitive with compensation packages offered by other investment management businesses.

4. Except to the extent restricted under the terms of the 2010 Amended and Restated Non-Employee Director Plan, a Non-Employee Director granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends. During the restriction period, the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Non-Employee Director. Except as the Board otherwise determines, upon termination of a Non-Employee Director's service on the Board, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall generally be forfeited.

5.   The maximum amount of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of Kohlberg Capital's common stock on the effective date of the 2010 Amended and Restated Non-Employee Director Plan plus 10% of the number of shares of Kohlberg Capital's common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans) during the term of the 2010 Amended and Restated Non-Employee Director Plan.[2] No Non-Employee Director may be granted more than 25% of the shares reserved for issuance under the 2010 Amended and Restated Non-Employee Director Plan.

6.   Under the 2010 Amended and Restated Non-Employee Director Plan, Non-Employee Directors automatically would be granted 1,000 shares of Restricted Stock each year on the date of the annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders). Half of the Restricted Stock grant would vest immediately, and the remaining half would vest on the earlier of (i) the first anniversary of such grant, or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders). Pro rata grants of Restricted Stock would be made to Non-Employee Directors appointed outside the annual election cycle. The grants of Restricted Stock to Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan will be automatic (subject to the authority of the Board set forth in Section 9(b) of the 2010 Amended and Restated Non-Employee Director Plan to prevent or limit the granting of Restricted Stock) and will not be changed without Commission approval.

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[2]   For purposes of calculating compliance with this limit, Kohlberg Capital will count as Restricted Stock all shares of its common stock that are issued pursuant to the Plan less any shares that are forfeited back to Kohlberg Capital and cancelled as a result of forfeiture restrictions not lapsing.

7.   The 2010 Amended and Restated Non-Employee Director Plan will be submitted to Kohlberg Capital's shareholders for their approval following the issuance of the order and will not become effective unless and until shareholders approve it.

Applicant's Legal Analysis:

Sections 23(a) and (b), Section 63

1.   Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock as a part of the 2010 Amended and Restated Non-Employee Director Plan.

2.   Section 23(b) generally prohibits a closed-end management investment company from selling its common stock at a price below its current net asset value ("NAV"). Section 63(2) makes section 23(b) applicable to BDCs unless certain conditions are met. Because Restricted Stock that would be granted under the 2010 Amended and Restated Non-Employee Director Plan would not meet the terms of section 63(2), sections 23(b) and 63 prohibit the issuance of the Restricted Stock.

3.   Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Kohlberg Capital requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a) and (b) and section 63 of the Act. Kohlberg

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Capital states that the concerns underlying those sections include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that makes it difficult to determine the value of the company's shares; and (c) dilution of shareholders' equity in the investment company. Kohlberg Capital states that the 2010 Amended and Restated Non-Employee Director Plan does not raise the concern about preferential treatment of Kohlberg Capital's insiders because the 2010 Amended and Restated Non-Employee Director Plan is bona fide compensation plan of the type that is common among corporations generally. In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC's voting securities, subject to certain requirements. Kohlberg Capital states that it is not aware of any specific discussion in Section 61 and its legislative history regarding the use of direct grants of stock as incentive compensation. Kohlberg Capital states, however, that the issuance of Restricted Stock is substantially similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61. Kohlberg Capital also asserts that the 2010 Amended and Restated Non-Employee Director Plan would not become a means for insiders to obtain control of Kohlberg Capital because the number of shares of Kohlberg Capital issuable under the 2010 Amended and Restated Non-Employee Director Plan, and the number of shares issuable to an individual Non-Employee Director, would be limited as set forth in the conditions.

5.	Kohlberg Capital further states that the 2010 Amended and Restated Non-Employee Director Plan will not unduly complicate Kohlberg Capital's capital structure because equity-based compensation arrangements are widely used among corporations and commonly known to investors. Kohlberg Capital notes that the 2010 Amended and Restated Non-Employee Director Plan will be submitted to its shareholders for their approval or disapproval after the issuance of any order. Kohlberg Capital represents that a concise, "plain English" description of the 2010 Amended and Restated Non-Employee Director Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to Kohlberg Capital's shareholders. Kohlberg Capital also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Kohlberg Capital further notes that the 2010 Amended and Restated Non-Employee Director Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. In addition, Kohlberg Capital will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.[3] Kohlberg Capital thus concludes that the 2010 Amended and Restated Non-Employee Director Plan will be adequately disclosed to investors and appropriately reflected in the market value of Kohlberg Capital's common stock.

6.   Kohlberg Capital acknowledges that, while awards granted under the 2010 Amended and Restated Non-Employee Director Plan would have a dilutive effect on the shareholders' equity in Kohlberg Capital, that effect would be outweighed by the anticipated

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[3]   Kohlberg Capital will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs. See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

benefits of the 2010 Amended and Restated Non-Employee Director Plan to Kohlberg Capital

and its shareholders. Kohlberg Capital asserts that it needs the flexibility to provide the

requested equity-based compensation in order to be able to compete effectively with other

financial services firms for talented directors. Kohlberg Capital states that its Non-Employee

Directors make a significant contribution to the management of its business and to the analysis

and supervision of its portfolio investments, by providing guidance regarding, among other

things, operational matters and strategic direction, as well as by serving on the Board's three

committees. Kohlberg Capital believes that its ability to make Restricted Stock grants under the

2010 Amended and Restated Non-Employee Director Plan to Non-Employee Directors provides

a means of retaining the services of current Non-Employee Directors and of attracting qualified

persons to serve as Non-Employee Directors in the future. Kohlberg Capital believes that the

Restricted Stock grants will provide significant incentives to the Non-Employee Directors to

devote their best efforts to the success of Kohlberg Capital's business and the enhancement of

shareholder value in the future. Kohlberg Capital also states that the Restricted Stock will

provide a means for the Non-Employee Directors to increase their ownership interests in

Kohlberg Capital, thereby ensuring close identification of their interests with those of Kohlberg

Capital and its shareholders.

Section 57(a)(4), Rule 17d-1

7.   Section 57(a) proscribes certain transactions between a BDC and persons related

to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission

order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which

the BDC is a joint participant absent such an order. Rule 17d-1, made applicable to BDCs by

section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profitsharing plan," which includes a stock option or purchase plan. Non-employee directors of a

BDC are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to

involve a joint transaction involving a BDC and a 57(b) person in contravention of section

57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission

will consider (i) whether the participation of the company in a joint enterprise is consistent with

the Act's policies and purposes and (ii) the extent to which that participation is on a basis

different from or less advantageous than that of other participants.

8.   Kohlberg Capital requests an order pursuant to section 57(a)(4) and rule 17d-1 to

permit Kohlberg Capital to issue Restricted Stock to Non-Employee Directors pursuant to the

2010 Amended and Restated Non-Employee Director Plan. Kohlberg Capital states that the

2010 Amended and Restated Non-Employee Director Plan is in the interests of Kohlberg

Capital's shareholders because the 2010 Amended and Restated Non-Employee Director Plan

will help Kohlberg Capital attract and retain highly qualified directors, help align the interests of

Kohlberg Capital's Non-Employee Directors with those of its shareholders, and is designed to

produce a better return for Kohlberg Capital's shareholders.

Applicant's Conditions:

Applicant agrees that the order granting the requested relief will be subject to the

following conditions:

1.   The 2010 Amended and Restated Non-Employee Director Plan will be authorized

by Kohlberg Capital's shareholders.

2.   The amount of voting securities that would result from the exercise of all of

Kohlberg Capital's outstanding warrants, options, and rights, together with any Restricted Stock

issued pursuant to the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), except that if the amount of voting securities that would result from the exercise of all of Kohlberg Capital's outstanding warrants, options, and rights issued to Kohlberg Capital's directors, officers, and employees, together with any Restricted Stock issued pursuant to the Plans, would exceed 15% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock).

3.   The maximum amount of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Kohlberg Capital on the effective date of the 2010 Amended and Restated Non-Employee Director Plan plus 10% of the number of shares of Kohlberg Capital's common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans) during the term of the 2010 Amended and Restated Non-Employee Director Plan.

4.   The Board will review the 2010 Amended and Restated Non-Employee Director Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan could have on Kohlberg Capital's earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the 2010 Amended and

Restated Non-Employee Director Plan would not have an effect contrary to the interests of Kohlberg Capital's shareholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary